SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

  (Title of Class of Securities)

88410V100

  (CUSIP Number)

Giangi Ratto
CP US Income Group, LLC
1428 Brickell Ave, Suite 600
Miami, FL 33131
305-702-5526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

CP US Income Group, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

7,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	7,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%*
14	TYPE OF REPORTING PERSON

OO

* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Giangi Ratto
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

7,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	7,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by CP US Income Group, LLC (“CP US”). Mr. Ratto is the Managing Member of CP US.
* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Thinspace Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

Item 2. Identity and Background.

(a)
This statement is being jointly filed by CP US Income Group, LLC (“CP US”) and Giangi Ratto. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” CP US is a Florida limited liability company.

(b)	The business address of each Reporting Person is 1428 Brickell Ave, Suite 600, Miami, FL 33131.

(c)	The principal business of CP US is investments. The principal business of Mr. Ratto is Managing Member of CP US.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ratto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 29, 2014, pursuant to stock purchase agreements between CP US and Owen Dukes and Robert Zysblat, respectively, CP US purchased an aggregate of 7,000,000 shares of common stock of the Issuer, representing 7.6% of the outstanding shares of the Issuer’s common stock, for an aggregate purchase price of $778,368.81.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the above-referenced transaction, effective May 29, 2014, Owen Dukes resigned as Chief Executive Officer and director of the Issuer, and Robert Zysblat resigned as President and director of the Issuer. Mr. Dukes and Mr. Zysblat will remain directors of the Issuer’s United Kingdom subsidiary.

In connection with the above-referenced transaction, effective May 29, 2014, Jay Christopher Bautista was appointed Chief Executive Officer and Principal Financial Officer of the Issuer.

In connection with the above-referenced transaction, effective upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended, Jay Christopher Bautista and Scott Weiselberg will be elected directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, CP US and Mr. Ratto each beneficially own 7,000,000 shares of the Issuer’s common stock, which represents approximately 7.6% of the Issuer’s common stock. All of the shares are held directly by CP US. These 7,000,000 shares do not include shares issuable conversion of convertible debentures held by CP US, (i) in the aggregate outstanding principal amount of $285,000, which are convertible into the Issuer’s common stock at a conversion price equal to 25% of the lowest closing bid price for the Issuer’s common stock for the prior 20 trading days, or (ii) in the aggregate outstanding principal amount of $265,000, which will be convertible into the Issuer’s common stock (commencing 6 months from the issuance date of May 29, 2014) at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days. The convertible debentures held by CP US may not be converted into common stock to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Issuer’s common stock.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 7,000,000 shares of common stock of the Issuer.

(c)
On May 29, 2014, CP US entered into and closed a securities purchase agreement with the Issuer, pursuant to which the Issuer sold to CPUS a convertible debenture in the principal amount of $265,000. The debenture has a maturity date of May 29, 2017 and will be convertible, commencing six months from the date of issuance, into shares of the Issuer’s common stock at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days. Other than the acquisition of the shares and the debenture as reported herein, and as described under Item 4, neither Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 7,000,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between either Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

99.1	Form of Stock Purchase Agreement

99.2	Joint Filing Agreement between CP US and Giangi Ratto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2014

CP US INCOME GROUP, LLC

By:	/s/ Giangi Ratto
Giangi Ratto

/s/ Giangi Ratto
Giangi Ratto